FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Exercise of Red Pine Exploration Inc. Warrants

Toronto, Ontario (December 13, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the exercise of 5,299,525 common share purchase warrants (the “Warrants") with an exercise price of CDN$0.50 per common share of Red Pine Exploration Inc. ("Red Pine") in exchange for 5,299,525 common shares (the “Exercise”), representing approximately 4.83% of the outstanding common shares of Red Pine.

Immediately prior to the Exercise, Alamos had beneficial ownership of, or control and direction over, 17,414,858 common shares and 5,299,525 Warrants of Red Pine. Assuming exercise of the 5,299,525 Warrants, Alamos had beneficial ownership of, or control and direction over 22,714,383 common shares or 19.75% of the issued and outstanding shares of Red Pine on a partially diluted basis.

As a result of the Exercise, Alamos will own 22,714,383 common shares or 19.75% of the issued and outstanding shares of Red Pine on a partially diluted basis and no Warrants.

Alamos has acquired the Red Pine common shares for investment purposes, which will be evaluated and increased or decreased from time to time at Alamos' discretion. The Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Red Pine’s SEDAR profile at www.sedar.com. The Exercise remains subject to customary approvals, including the Toronto Stock Exchange.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION (INCLUDING TO OBTAIN A COPY OF THE EARLY WARNING REPORT REFERENCED HEREIN) PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts and reasonable assumptions of management. Readers are asked to review the "Risk Factors" set out in Alamos Gold Inc.'s Annual Information Forms and other filings available on SEDAR and EDGAR. There can be no assurance that

TRADING SYMBOL: TSX:AGI NYSE:AGI

such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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